Colonial New York Insured Municipal Trust (Fund)

77L Changes in accounting principals and practices

The Fund has proposed to revoke its ss.171(c) election under the Internal Revenue Code, thus changing its accounting method for premium amortization.

As required, effective December 1, 2001, the Colonial New York Insured Municipal Trust has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing and accreting all premiums and discounts on debt securities as required for adherence to generally accepted accounting principles. The financial statements and notes to financial statements have been adjusted accordingly for the Fund, which were materially impacted by this change.